MASTERWORKS

Launching Now | Jean-Michel Basquiat ($15.6M | 33.1% | △1.55)

Masterworks Recently Sold Paintings[1]



Andy Warhol
256 days held
10.4% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



Jean-Michel Basquiat

55% SOLD OUT



Facts about Basquiat's Market

- His market's Sharpe Ratio is 1.55, one of the best risk-adjusted returns of any artist we acquire. That's incredibly stable appreciation, with a very low loss rate.
- His auction sale volume consistently ranks among the top 5 of all artists, exceeding $879 million over the previous 5 years.
- He set a record for the highest price paid at auction for a work by an American artist in 2017, at $110 million.

Initial Offering

$15,651,000

Offering Circular

[sec.gov](sec.gov)

Annual Appreciation of Record Prices[2] **33.1%**



$100M
$80M
$60M
$40M
$20M
$0
89
99
09
19

Market Risk-Adjusted Appreciation[3]

Basquiat's Market	▲ 1.55
All Art Market	0.28
S&P 500	0.59

INVEST NOW

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the

actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Jean-Michel Basquiat have a record price compound annual growth rate ("CAGR") of 33.1% from November 2, 1984 to December 31, 2022. This calculation is based on (i) a record price of $1,800 on November 2, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $98,000,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. "Market risk-adjusted appreciation" otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.